March 25, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

RE: PRB Gas Transportation, Inc.

Registration Statement on Form S-1/Amendment No. 3

File Number 333-120129

Dear Mr. Owings:

On behalf of PRB Gas Transportation, Inc. (the "Company" or "PRB") and in response to the Staff's letter to us dated March 16, 2005, we are forwarding for filing concurrently herewith Amendment Number 3 to our Registration Statement on Form S-1 (the "Amendment"). The numbering below corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment made in the Staff's letter.

Form S-1/A

If we are unable to complete this offering... , page 8

1.    Please delete the mitigating language that appears in the second sentence of this risk factor.

We have deleted the mitigating language as requested.

We may be required to rescind the sale.... page 9

2.    Please delete the language referring to the views of the Securities and Exchange Commission. Please also delete the language referring to the views of the Securities and Exchange Commission on page F-16 of the registration statement.

We have deleted the language referring to the views of the Securities and Exchange Commission on page 9 as well as on page F-16.

Capitalization, page 12

3.    Please revise the outstanding common shares (as adjusted) to 7,161,000 in order to reflect the 800,000 shares of treasury stock.

We have revised the outstanding common shares to reflect 6,750,000 inclusive of 800,000 shares of treasury stock. The outstanding common shares do not give current effect to shares that may be issued on conversion of 411,000 shares of Series C Preferred Stock. Please see the first full paragraph on page 5 of our response to Item 5. below.

Selected Historical and Pro Forma Financial Data, page 14

4.    In light of your inclusion of audited December 31, 2004 financial statements in your amended Form S-1, pro forma financial statements for the year ended December 31, 2003 are no longer required or meaningful to an investor. We generally object to retroactive presentation of transactions for periods other than the latest year and interim period. Please delete the pro forma statement of operations for the year ended December 31, 2003 and any related narrative references throughout your filing. For example, you make reference to the pro forma statement of operations for 2003 on pages 3-4, 14-15, 61, F-40 to F-42 and F-45 to F-46. There may be other references. Please revise your filing accordingly. Refer to Rule 11-02(c)(2)(i) for guidance.

We have deleted from the registration statement the pro forma financial statements for the year ended December 31, 2003 along with any related narrative references within the filing.

Subsequent events, page 28

5.    We note your response to prior comment 8. You indicate that you conducted a private placement during September through December 2004 that commenced before the filing of this registration statement and continued concurrent with this registration statement. As previously indicated, we deem the filing of a registration statement to be a general solicitation. It appears that you have engaged in a general solicitation not compatible with a private placement under Rule 506 of Regulation D or Section 4(2) of the Securities Act.

You have provided your analysis under the five-factor test as to why the private placement should not be integrated with the offering contemplated by the registration statement. However, we note that (1) one of the stated purposes of the private placement was to repay the Bear Paw promissory note and that the registration statement filed on November 1, 2004 indicated that you intended to use the proceeds from the initial public offering for the same purpose, (2) the offers took place at or about the same time, (3) you received the same consideration, and (4) you issued securities immediately convertible into common stock, the security being registered on this registration statement.

Please expand your analysis to address each of the four points above as to why you believe that this private placement complies with Section 5 of the Securities Act. Please consider whether any contingent liability for damages must be reflected in the financial statements.

We have previously noted our belief that the Company effected the Series C offering in accord with Section 4(2) of the Securities Act and that the offering was a transaction "by an issuer not involving a public offering." PRB has reported that it received commitments for the Series C preferred stock, albeit not in writing, and relied on those commitments before the filing of the registration statement. The persons who invested in the offering include PRB’s chief executive officer and co-founder, his wife and others who have pre-existing ties to Robert Wright. We have also noted that about 44% of this offering was acquired by insiders. These conditions are generally incompatible with typical notions of a "general solicitation." While the staff notes above that "the offers took place at or about the same time", the Commission in Verticom, Inc. (February 12, 1986) stated, as it relied on Rule 152 rather than undertake a five factor analysis, that "the filing of a registration statement following an offering otherwise exempt under Section 4(2) does not vitiate the exemption under Section 4(2)." We believe that the conditions of our Series C offering are consistent with the standards underlying the exemption for private transactions and filed registration statements set forth in Rule 152. Although the documentation was not completed and executed prior to the filing of the registration statement on Form S-1, each participating investor was identified and made an oral commitment to purchase a specified amount of Series C preferred stock prior to the filing.

In addition, we believe integration is not required under the five-factor analysis. This Series C offering to a limited number of identified accredited investors was made for a separate, discrete purpose outside of the use of proceeds to be received from the registered public offering of common stock. On or about September 30, 2004 PRB repurchased 800,000 shares of common stock from Kevin Norris, a former director, for $800,000. The Company borrowed these funds from John McGrain. The Company realized proceeds of $1,233,000 from the Series C preferred stock and utilized about 65% of those proceeds to repay the principal and interest of this bridge loan. The balance of the proceeds was intended and earmarked to replenish general working capital. Please see also the first full paragraph of page 12 in our letter to you dated February 28, 2005 within the response to item 29. The repayment of this bridge loan was vitally needed to clear the path for PRB’s obtaining the bank line of credit utilized for payment of the Company’s Bear Paw obligation.

No harm has been caused to the holders of the Series C preferred stock or will be caused to the purchasers of common stock in the public offering and no impairment of any public policy results by allowing this legitimate and genuinely private corporate transaction that furthers the Company’s capital raising process against a background of full disclosure. Although the Company received cash from the Series C offering and will also receive cash from the sale of common stock in the Company’s initial public offering, and although the Series C preferred stock may be converted into common stock, these are different securities offerings with different securities having different risks. As we have previously noted, the Series C shares are subject to more onerous lock-up provisions, have limited voting rights and, while senior to common stock on liquidation, are junior in all respects to the other extant classes of preferred stock. In accord with our discussions on Monday, March 21, 2005 with Lisa Beth Lentini and Ellie Quarles, we have withdrawn from registration the shares of common stock issuable on conversion of the Series C preferred stock and have deleted the prior reference to those shares under the heading "Selling Security Holders" in the resale prospectus that is part of the registration statement. We have also deleted the shares issuable on conversion of the Series C preferred stock from presentations of outstanding shares under "Capitalization" as noted above in our response to Item 3 above.

To summarize the foregoing against "each of the four points above" as requested in the last paragraph of the Staff’s comment to this Item 5:

1.     The stated purpose of the Series C private placement was to retire John McGrain's bridge loan which was used to repurchase Kevin Norris' shares.  This fact is explicitly set forth within the private placement memorandum delivered by PRB to the Series C investors.  The remaining proceeds were used for working capital purposes. When in December 2004 PRB learned that its initial line of credit from Bank of Oklahoma would be for $1,750,000, an amount substantially less than the credit line originally expected by management before the filing of the registration statement, PRB then elected not to draw down the entire amount of its line of credit and decided to utilize a portion of its working capital in part to repay a portion of the Bear Paw note. That decision was made after the Series C offering closed.

2.   The Series C private placement, to insiders and other accredited investors with pre-existing relationships to PRB’s chief executive officer, was committed for and substantively completed prior to the filing of the registration statement.

3.    We received cash in connection with the sale of the Series C preferred shares-- the same consideration to be received from the sale of the common stock under the registration statement.

4.    Although immediately convertible into common stock, the Series C preferred is materially different from the common stock and the other series of preferred stock. We have explained those differences above as well as in our letters to you dated January 27, 2005 and February 28, 2005.  In addition, we have now eliminated the common stock underlying the Series C preferred stock from the registration statement and as a result these Series C holders can no longer convert their preferred stock into common stock and sell them pursuant to this registration statement.

Accordingly, for the reasons described in this letter as well as in our prior letters, we believe that the Series C private placement complies with Section 5 of the Securities Act.

We have considered whether contingent liabilities for damages must be reflected in the financial statements and have concluded that they do not need to be so reflected under FASB Statement 5. In the Company’s view, the likelihood of rescission is remote and a statement to that effect has been added to the financial statements. Please see response to Comment 8 below. Nevertheless, the Company has retained a risk factor within the registration statement addressing a possible contingent liability.

Certain Relationships and Related Transactions, page 48

6.    We note your response to prior comment 12. Please identify Mr. McGrain as a control person during the times cited. Delete the "may be deemed" language.

We have identified John McGrain as a control person for the periods indicated and have deleted the "may be deemed" language within the filing.

Description of Securities, page 48

7.    It appears that Mr. Wright issued JMGG (the Series A investor) options to acquire some of his holdings. Since it appears that JMGG has now dissolved, please provide disclosure in the filing regarding the status of the options Mr. Wright issued.

We have provided disclosure in the filing regarding the status of the options granted to JMGG which are now held by JMGG’s partners.

PRB Gas Transportation, Inc. Financial Statements Note 8 - Commitments and Contingencies

Possible Rescission of Series C Convertible Preferred Stock Sale, page F-16

8.    We assume that the significant percentage of Series C Convertible Preferred Stock purchased by insiders and affiliated parties was considered by you in determining the probability of Series C Convertible Preferred investors exercising their rescission rights. If you have determined that the likelihood of rescission by investors is remote in light of the high percentage of sales to insiders and affiliated parties please revise your filing to so state, or tell us why you have not reclassified any of the equity raised through the Series C Convertible Preferred Stock issuance to liabilities.

In light of the high percentage of sales to insiders and affiliated parties and based on management’s discussions with other holders of Series C preferred stock in a context of keeping them informed of the Staff’s comments, we have concluded, and have revised the filing to state, that the likelihood of rescission by investors is remote.

Item 15. Recent Sales..., page II-2

9.    It appears that many of your securities issuances were made to minor children through the use of UTMA, UGMA accounts and custodial accounts. Please consider whether each of these individuals meet the accredited investor standard. Additionally, please consider whether the trusts to which you issued securities to meet the accredited investor standard.

Other than as set forth under "Series B Convertible Preferred Stock" within item 48 of our letter to you dated January 27, 2005, PRB believes that each of the purchasers of its securities at the time of purchase was an accredited investor. PRB has advised that with respect "securities issuances made to minor children through the use of UTMA, UGMA accounts and custodial accounts," these accounts were either accredited investors or the accredited purchasers were parents or grandparents who directed PRB to issue the securities into these accounts. PRB believes that each trust meets accredited investor standards.

10.    It appears that you are relying on Rule 501(a)(8) of Regulation D to support your assertion that JMGG was an accredited investor. Please include an affirmative statement in the registration statement that each current holder of Series A shares was an accredited investor at the time of receipt of the Series A shares. Additionally, please indicate how you were able to ascertain that each limited partner of JMGG who received shares is an accredited investor in the absence of affirmative representations from the individuals receiving the shares.

We have included an affirmative statement in the registration statement that each current holder of Series A shares was an accredited investor at the time of receipt of the Series A shares. Each of the JMGG limited partners is personally known to John McGrain (the general partner of JMGG) and the great majority of them have invested with him in several other start-up and/or illiquid investments. Based on his personal knowledge and experience with each of the limited partners, Mr. McGrain has advised us that each of the JMGG limited partners is accredited.

11.    Please tell us how the partnership distributions comply with your obligation under Rule 502(d)(1) of Regulation D.

In accordance with Rule 502(d)(1) of Regulation D and as further explained in this paragraph, PRB made reasonable inquiry to determine that JMGG was acquiring the securities for itself and not with an intent to sell or otherwise transfer the securities. PRB’s belief was based upon (1) a representation from JMGG in the securities purchase agreement stating in effect that the shares were restricted securities being acquired for investment and not for resale and (2) John McGrain’s advice that each of partners of JMGG was acquiring partnership interests on the same basis. The general partner of JMGG and chief executive officer of the Company have had a pre-existing business and social relationship that substantially predates the partnership’s $5,000,000 purchase of Series A shares in January 2004. The general partner and each of the other JMGG partners have also had a pre-existing business and social relationship that substantially predates the January 2004 investment. Each JMGG partner is personally known to the general partner to be an accredited investor experienced in acquiring illiquid, speculative restricted securities. According to the general partner each investor understood and acknowledged that an investment was being made in a startup, private company with no preexisting history. The general partner advised the Company’s chief executive officer that each partner was making the investment for its own account and not with a view to selling to others. The partnership also represented to the Company that it had no intention to resell the securities to others. The Company relied on these representations and, based on these relationships, believes that it was acting reasonably in doing so. Each of the certificates evidencing the Series A shares at all times since issuance bears the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

We are also forwarding marked copies of the Amendment to assist the staff in expediting the review process. Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us. Thank you.

Respectfully yours,

Aaron A. Grunfeld

cc: George F. Ohsiek Jr., Branch Chief

Lisa Beth Lentini

Ta Tanisha Henderson

Robert W. Wright

David Sirignano

Jeffrey Knetsch

Adam Agron